Kaixin Auto Holdings

September 14, 2022

VIA EDGAR

Ms. Jennifer López Molina

Ms. Alyssa Wall

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Kaixin Auto Holdings Registration Statement on Form F-3 Filed July 15, 2022 File No. 333-258450

Dear Ms. Molina and Ms. Wall:

Kaixin Auto Holdings (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 12, 2022 regarding its Registration Statement on Form F-3 (the “Registration Statement”) filed on July 15, 2022. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amendment No. 2 to the Registration Statement on Form F-3 (“Amendment No. 2 to the Registration Statement”) is being filed to accompany this response letter.

Registration Statement on Form F-3 Filed on July 15, 2022

Cover Page

1.	We note your amended disclosure in response to comment 2 and reissue in part. Please discuss the impact recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, may have on the company's ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange. In this regard, we note your disclosure that “[i]t is highly uncertain what future impact such modified or new laws and regulations will have on our daily business operations, the ability to accept foreign investments and our continued listing on the Nasdaq Stock Market.” Please also provide a cross-reference to the relevant risk factor(s).

Response: In response to the Staff’s comment, we revised our disclosure on the cover page of Amendment No. 2 to the Registration Statement, to state that in the future, we and the VIEs may pursue potential strategic acquisitions that are complementary to our and the VIEs’ business and operations. Complying with the requirements of the regulations and rules of variable interest entities, data security, and anti-monopoly to complete such transactions could be time-consuming, and any required approval processes may delay or inhibit our and the VIEs’ ability to complete such transactions, which could affect our and the VIEs’ ability to expand business or maintain market share. There is a possibility that the Chinese authorities may promulgate new rules or explanations requiring that we and the VIEs obtain the approval of Chinese authorities for our and the VIEs’ completed or ongoing mergers and acquisitions. Any action by the Chinese government to exert more oversight and control over foreign investment in China-based companies could result in a material change in our and the VIE’s operations, cause the value of our ordinary shares to significantly decline or become worthless, and significantly limit, or completely hinder our ability to offer or continue to offer our ordinary shares to investors.

We also provided cross-references to relevant risk factors in regard of the uncertainty of future impact of modified or new laws and regulations will have on our daily business operations, the ability to accept foreign investments and our continued listing on the Nasdaq Stock Market.

2.	Please disclose, if true, that your subsidiaries and/or the VIEs conduct operations in China, that the VIEs are consolidated for accounting purposes but are not entities in which you own equity, and that the holding company does not conduct operations.

Response: In response to the Staff’s comment, we revised our disclosures on the cover page of Amendment No. 2 to the Registration Statement to state that the holding company is not an operating company, and the subsidiaries and the VIEs conduct operations in China instead. We also disclosed that the VIEs are consolidated for accounting purposes but are not entities in which we own equity.

3.	Please provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and the consolidated VIEs, or to investors, and quantify the amounts where applicable. Please provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page of Amendment No. 2 to the Registration Statement, to describe how cash is transferred through our organization. Specifically, Kaixin Auto Holdings transfers cash to its wholly-owned Hong Kong subsidiaries, by making capital contributions or providing loans, and the Hong Kong subsidiaries transfer cash to the subsidiaries in China by making capital contributions or providing loans to them. Because Kaixin and its subsidiaries control the VIEs through contractual arrangements and not through equity ownership, they are not able to make direct capital contribution to the VIEs and their subsidiaries. However, they may transfer cash to the VIEs by loans or by making payment to the VIEs for inter-group transactions.

We also provided the transfers which have been made to date between the holding company, its subsidiaries, and the consolidated VIEs. For the years ended December 31, 2019, 2020 and 2021, the VIEs received financial support for daily operation of nil, nil, and US$3.88 million from our subsidiaries, and our subsidiaries received financial support of nil, nil and US$3.90 million from the VIEs and their subsidiaries, respectively. For the years ended December 31, 2019, 2020 and 2021, no assets other than cash were transferred through our organization. For the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to Kaixin by our subsidiaries. The Company does not intend to make dividends payment or settle the amounts owed under the VIE agreements in the foreseeable future in order to reserve the funds for its business operations and growth.

Additionally, we provided cross-references to the condensed consolidating schedule and the consolidated financial statements

4.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross reference on the cover page to the discussion of this issue in the prospectus summary.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page and page 13 of Amendment No. 2 to the Registration Statement, to state that the Company does not have a formal cash management policy in place that dictates how funds shall be transferred between the Company, its subsidiaries and the VIEs and its subsidiaries or investors. Cash transfers are made among the parties based on business needs in compliance of relevant PRC laws and regulations.

5.	Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page of Amendment No. 2 to the Registration Statement, to state that to the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the holding company, its subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets. We also accordingly revised the summary of risk factors on page 10 and the risk factor on page 33 of our most recent annual report on the Form 20-F for fiscal year ended December 31, 2021, as amended. Additionally, we provided cross-references to these discussions on the cover page.

6.	We note your response to comment 3 and we reissue the comment in part. Please refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. In this regard, we note references to "our VIEs" throughout the registration statement. Please revise.

Response: In response to the Staff’s comment, we revised our disclosures throughout Amendment No. 2 to the Registration Statement and Form 20-F for the fiscal year ended December 31, 2021, as amended to refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. We also revised the references to “our VIEs” to “the VIEs” throughout Amendment No. 2 to the Registration Statement.

7.	Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page, pages 12 and 21 of Amendment No. 2 to the Registration Statement, and page 43 of our most recent annual report on Form 20-F as amended, to provide that under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. Approval from appropriate government authorities is required if RMB is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The Chinese government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

Prospectus Summary, page 1

8.	Please revise your graphics on pages 2 and 3 so that the text is legible.

Response: In response to the Staff’s comment, we revised our graphics on pages 2 and 3 of Amendment No. 2 to the Registration Statement, so that the text is legible.

9.	We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIEs' business operations through contractual agreements between the VIEs and your Wholly Foreign-Owned Enterprises (WFOEs) and that those agreements are designed to provide your WFOEs with the power, rights, and obligations equivalent in all material respects to those they would possess as the principal equity holder of the VIE. We also note your disclosure that the VIE structure is used to replicate foreign investment in China-based companies. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs. Any references to control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIEs for accounting purposes.

Response: In response to the Staff’s comment, we revised our disclosures on the cover page and page 1 of Amendment No. 2 to the Registration Statement, to clarify that the contractual agreements are not equivalent to equity ownership in the business of the VIEs, and neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs. We also added disclosures on the cover page and pages 1, 3, and 13 to state that we are the primary beneficiary of the VIEs for accounting purposes.

10.	We note your disclosure that "our consolidated affiliated Chinese entities do not have to obtain any requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our subsidiaries and the VIEs in China." Please revise to clarify whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE's operations and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain requisite permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

Response: In response to the Staff’s comment, we revised our disclosure on page 13 of Amendment No. 2 to the Registration Statement as follows.

On December 24, 2021, the China Securities Regulatory Commission, or the CSRC, issued Provisions of the State Council on the Management of the Overseas Listing and Issuance of Domestic Enterprises (Draft for Comments) (the “Draft Overseas Listing Administration Provisions”) and Administrative Measures on the Management of the Overseas Listing and Issuance of Domestic Enterprises (Draft for Comments) (the "Draft Overseas Listing Filing Measures”, together with the Draft Overseas Listing Administration Provisions, the “Draft Overseas Listing Rules”) for public consultations. The Draft Overseas Listing Administration Provisions, if adopted in its current form, will comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities, and will regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. According to the Draft Overseas Listing Rules, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. In addition, according to the filing measures, Draft Overseas Listing Filing Measures, after its overseas listing, an issuer shall fulfill the filing procedure with the CSRC. Considering that: (i) the Draft Overseas Listing Rules are released for comments and have not come into effect; and (ii) we had not received any inquiry, notice, warning, or sanctions regarding this offering from CSRC or any other PRC authorities with respect to the filing requirement under the Draft Overseas Listing Rules as of the date of this prospectus, we are not required to submit applications for the approval of the CSRC according to Draft Overseas Listing Rules at this stage. However, as the Draft Overseas Listing Rules have not been formally adopted, and due to the lack of further clarifications or detailed rules and regulations, there are still uncertainties as to how the aforementioned rules will be interpreted or implemented and whether the PRC authorities may adopt new laws, regulations, rules, or detailed implementation and interpretation and there is no assurance that PRC authorities, including the CSRC, would take the same view.

As of the date of this prospectus, for entities that have been listed overseas before the implementation of the Measures of Cybersecurity Review and intend to issue additional shares rather than doing a public listing, the Measures of Cybersecurity Review do not clearly stipulate that such entities or their subsidiaries, as network platform operators, shall report to Cybersecurity Review Office for cybersecurity review. However, the Measures of Cybersecurity Reviews remain unclear on whether such requirements will be applicable to companies which are already listed in the United States, such as us. It also remains uncertain whether any future regulatory changes would impose additional restrictions on companies like us. Since the Draft Overseas Listing Rules are released for comments and have not come into effect, we are not required to submit applications for the approval of the CSRC according to Draft Overseas Listing Rules at this stage. However, as the Draft Overseas Listing Rules have not been formally adopted, and due to the lack of further clarifications or detailed rules and regulations, there are still uncertainties as to how the aforementioned rules will be interpreted or implemented and whether the Chinese authorities may adopt new laws, regulations, rules, or detailed implementation and interpretation and there is no assurance that Chinese authorities, including the CSRC, would take the same view. In addition, the business activities of the VIEs is automobiles distribution, in which special government permissions or approvals is not required, provided that such activities shall comply with the general regulatory rules necessary for the VIEs’ operations, such as rules in relation to the administration of industry and commerce registration and taxation. As of the date of this prospectus, the PRC operating entities have obtained the requisite licenses and permits from the Chinese authorities for the business operations in the PRC, including except for business licenses, foreign investment information report to the commerce administrative authority and foreign exchange registration or filing. However, we cannot assure that PRC operating entities are always able to successfully update or renew the licenses or permits required for the relevant business in a timely manner or that these licenses or permits are sufficient to conduct all of our PRC operating entities’ present or future business.

We further disclosed on the same page that the subsidiaries’ and the PRC operating entities’ operations could be adversely affected, directly or indirectly; our ability to offer, or continue to offer, securities to investors would be potentially hindered; and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to the business of the subsidiaries and the PRC operating entities or our industry or by intervention or interruption by PRC governmental authorities, if we, the subsidiaries or the PRC operating entities (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we the subsidiaries or the PRC operating entities are required to obtain such permissions or approvals in the future.

11.	As a related matter, please expand your disclosure to discuss how the Cyberspace Administration of China oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. In this regard, we note your disclosure on page 19 that you “are not contrary to the prohibitive provisions stipulated in the currently effective regulations and policies issued by Cyberspace Administration of China to date.” Please expand your discussion to include all applicable provisions instead of just the prohibitive provisions.

Response: In response to the Staff’s comment, we revised our disclosure on page 20 of Amendment No. 2 to the Registration Statement to clarify that the Company is not contrary to the currently effective regulations and policies issued by Cyberspace Administration of China to date.

12.	We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained.

Response: In response to the Staff’s comment, we consulted with our counsel and revised our disclosures on the cover page and pages 7 and 13 of Amendment No. 2 to the Registration Statement to state that based on the opinion of our PRC legal counsel, Commerce & Finance Law Offices, as of the date of the prospectus, no explicit provisions under currently effective PRC laws, regulations and rules clearly stipulate that companies which have been indirectly listed through contractual arrangements like us are required to obtain the approvals from Chinese authorities when they intend to issue additional securities to foreign investors..

13.	Please disclose your intentions to settle amounts owed under the VIE agreements. Please also describe any restrictions and limitations on your ability to settle amounts under the VIE agreements. Provide cross-references to the consolidated financial statements.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page of Amendment No. 2 to the Registration Statement, to state that no dividends or distributions have been declared to pay to the Company from our subsidiaries or the VIEs. No dividends or distributions were made by the Company to any U.S. investors. No settlement of the amounts owed under the VIE agreements was made. The Company does not have any present plan to pay any cash dividends on its ordinary shares or settle amounts owed under the VIE agreements in the foreseeable future. The Company currently intends to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 3—Financial Information Related to the VIEs—Disaggregated Financial Information relating to the VIEs” on page 8 of our most recent annual report on Form 20-F, as amended, and “Item 18—Financial Statements” on page 140 of our most recent annual report on Form 20-F, as amended, for details on financial positions of the VIEs.

Risk Factors, page 18

14.	We note your risk factor in your Annual Report on Form 20-F that "[t]he Chinese regulatory authorities could disallow [y]our structure, which could result in a material change in [y]our operations and the value of [y]our securities could decline or become worthless." Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

Response: In response to the Staff’s comment, we revised our disclosures for the risk factor titled “Investing in our securities is highly speculative and involves a significant degree of risk as we are a holding company incorporated in the Cayman Islands and operate our business through VIE structure” on page 38 of our annual report on the amended Form 20-F for the fiscal year ended December 31, 2021 and pages 6, 10 and 18 of Amendment No. 2 to the Registration Statement, to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities we are registering may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert contractual control over the assets of our PRC subsidiaries or the VIEs that conduct all or substantially all of our operations.

15.	We note your risk factor disclosure on page 41 of your Annual Report on Form 20-F that "PRC government may intervene or influence" your operations. Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering.

Response: In response to the Staff’s comment, we revised our disclosure for the risk factor titled “The Chinese government may exercise significant oversight and discretion over the conduct of business in the PRC and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities” on page 48 of our annual report on Form 20-F for the fiscal year ended December 31, 2021, as amended, and pages 11 and 19 of Amendment No. 2 to the Registration Statement to highlight separately the risk that the Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of the securities we are registering.

Enforceability of Civil Liabilities, page 51

16.	Please identify if any of your officers or members of senior management are located in the PRC/Hong Kong and identify the relevant individuals. Please also expand your risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals.

Response: In response to the Staff’s comment, we revised our disclosure on page 54 of Amendment No. 2 to the Registration Statement, to identify the officers and directors located in the PRC/Hong Kong. We also expanded the risk factor titled “You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this Annual Report based on foreign laws” on page 50 of our annual report on Form 20-F for the fiscal year ended December 31, 2021, as amended, to disclose investors’ challenges of bringing actions and enforcing judgments/liabilities against these identified officers and directors.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Mingjun Lin
Mingjun Lin
Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC